Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Company:

We consent to the use of our report dated February 12, 2021 with respect to the consolidated statement of financial position of General Electric Company and consolidated affiliates as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting, incorporated by reference herein, and the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Boston, Massachusetts
April 6, 2021